Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces second quarter results

     <<
     -   Earnings per share of $0.42 for the second quarter, up 83% from prior year
     -   Combined Radio and Television revenues up 4% for second quarter
     -   Combined Radio and Television segment profit up 6% for second quarter
     -   Segment profit of $49.7 million, up 5% for the second quarter
     >>

     TORONTO, April 10 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE:
CJR) announced its second quarter financial results today, led by continued
revenue growth from its broadcasting businesses.
     "The strength of the Corus brands was evident once again in the second quarter" said John Cassaday, President and CEO of Corus Entertainment Inc.
"Our specialty television advertising revenue increased by 8% and our Radio revenue increased by 4%. Our Content division is on track and profitable once again in the quarter. Unfortunately, Quebec Radio remains stalled due to continued soft markets, which we attribute to a general softness in the Quebec economy and an unsettled television advertising market which we believe is affecting radio demand."

     Second Quarter Results
     ----------------------

     Consolidated revenues for the second quarter ended February 29, 2008 were
$178.7 million, up 2% from $174.7 million last year. Consolidated segment profit was $49.7 million, up 5% from $47.3 million last year. Net income for the quarter was $35.4 million ($0.42 basic and $0.41 diluted), compared to net income of $19.5 million ($0.23 basic and $0.22 diluted) last year. The current quarter benefited from $13.2 million in recoveries related to income tax changes.
     Corus Television contributed quarterly revenues of $104.6 million, up 4%
from $100.2 million last year, led by specialty advertising growth of 8% and subscriber revenue growth of 1%. Quarterly segment profit increased to
$43.6 million, up 7% from $40.8 million last year.
     Corus Radio revenues were $61.5 million, up 4% from $58.8 million last year. Segment profit was $10.3 million, up 3% from $9.9 million last year.
     Corus Content revenues were $13.2 million, down 24% from $17.3 million last year. Segment profit was $0.4 million, compared to $2.1 million last year.

     Year-to-Date Results
     --------------------

     Consolidated revenues for the six months ended February 29, 2008 were
$393.6 million, up 3% from $383.9 million last year. Consolidated segment profit was $133.1 million, up 5% from $127.2 million last year. Net income for the six-month period was $74.8 million ($0.89 basic and $0.87 diluted), up 33%
compared to net income of $56.2 million ($0.67 basic and $0.65 diluted) last year. The current period benefited from $13.2 million in recoveries related to income tax rate changes.
     Corus Television contributed revenues of $230.7 million, up 4% from
$222.8 million last year, led by specialty advertising growth of 4% and subscriber revenue growth of 3%. Segment profit increased to $106.4 million, up 5% from $101.3 million last year.
     Corus Radio revenues were $141.0 million, up 5% from $134.4 million last year. Segment profit was $35.8 million, up 6% from $33.6 million last year.
     Corus Content revenues were $22.8 million, down 22% from $29.1 million last year. Segment profit was $0.9 million, compared to $3.1 million last year.
     Corus began to purchase shares under its renewed Normal Course Issuer Bid on February 19, 2008. Corus had reached its full allotment on its previous bid in early December 2007 and had been out of the market since that time. In the first six months of fiscal 2008, the Company purchased for cancellation
1,644,100 Class B Non-Voting Shares at an average price of $24.32 per share.
In March 2008, a further 298,900 Class B Non-Voting Shares were purchased and cancelled.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

     The unaudited consolidated financial statements and accompanying notes for the quarter ended February 29, 2008 and Management's Discussion and
Analysis are available on the Company's website at
http://www.corusent.com/corporate/investor_information/press_releases.asp.

     A conference call with Corus senior management is scheduled for April 10,
2008 at 9 a.m. ET / 8 a.m. CT/7 a.m. MT/6 a.m. PT. While this call is directed to analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call is (866) 321-6651 (North America) or
(416) 642-5212 (international). PowerPoint slides for the call will be posted at 8:45 a.m. ET on April 10, 2008 and can be found on the Corus Entertainment website at: http://www.corusent.com/corporate/investor_information/index.asp.

     This statement contains forward-looking information and should be read subject to the following cautionary language:

     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

     <<
                            CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                            As at       As at
     (unaudited)                                      February 29,  August 31,
     (in thousands of Canadian dollars)                      2008        2007
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                             32,382      33,347
     Accounts receivable                                  157,559     151,380
     Income taxes recoverable                                 972           -
     Prepaid expenses and other                            10,328      10,921
     Program and film rights                              127,654     125,068
     Future tax asset                                      15,062      13,518
     -------------------------------------------------------------------------
     Total current assets                                 343,957     334,234
     -------------------------------------------------------------------------

     Tax credits receivable                                25,601      16,875
     Investments and other assets                          18,769      17,492
     Property, plant and equipment, net                    73,911      78,342
     Program and film rights                              105,291      90,687
     Film investments                                      69,161      66,593
     Deferred charges                                           -       4,100
     Broadcast licenses                                   533,876     532,812
     Goodwill                                             795,817     795,832
     -------------------------------------------------------------------------
                                                        1,966,383   1,936,967
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities             164,058     166,083
     Income taxes payable                                       -       1,474
     -------------------------------------------------------------------------
     Total current liabilities                            164,058     167,557
     -------------------------------------------------------------------------

     Long-term debt                                       626,649     610,697
     Other long-term liabilities                           68,318      64,773
     Future tax liability                                  96,472     102,851
     -------------------------------------------------------------------------
     Total liabilities                                    955,497     945,878
     -------------------------------------------------------------------------

     Non-controlling interest                              17,244      15,196

     SHAREHOLDERS' EQUITY
     Share capital                                        874,911     882,244
     Contributed surplus                                   13,515      10,250
     Retained earnings                                    123,252      95,568
     Accumulated other comprehensive loss                 (18,036)    (12,169)
     -------------------------------------------------------------------------
     Total shareholders' equity                           993,642     975,893
     -------------------------------------------------------------------------
                                                        1,966,383   1,936,967
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                       CONSOLIDATED STATEMENTS OF INCOME

     (unaudited)
     (in thousands of             Three months ended       Six months ended
      Canadian dollars           February    February    February    February
      except per share amounts)  29, 2008    28, 2007    29, 2008    28, 2007
     -------------------------------------------------------------------------
     Revenues                     178,738     174,729     393,563     383,927
     Direct cost of sales,
      general and administrative
      expenses                    129,005     127,409     260,440     256,690
     Depreciation                   5,510       5,336      11,279      10,502
     Amortization                       -         389           -         955
     Interest expense              10,073       9,035      21,062      17,907
     Other expense, net                38          41       3,925       6,563
     -------------------------------------------------------------------------
     Income before income taxes
      and non-controlling
      interest                     34,112      32,519      96,857      91,310
     Income tax expense
      (recovery)                   (2,547)     11,768      19,591      32,406
     Non-controlling interest       1,291       1,208       2,511       2,692
     -------------------------------------------------------------------------
     Net income for the period     35,368      19,543      74,755      56,212
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings per share
       Basic                        $0.42       $0.23       $0.89       $0.67
       Diluted                      $0.41       $0.22       $0.87       $0.65
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

     (unaudited)                  Three months ended       Six months ended
     (in thousands of            February    February    February    February
      Canadian dollars)          29, 2008    28, 2007    29, 2008    28, 2007
     -------------------------------------------------------------------------
     Net income for the period     35,368      19,543      74,755      56,212
     Other comprehensive income
      (loss), net of tax
       Unrealized foreign currency
        translation adjustment       (295)        388      (1,267)      1,009
       Unrealized change in fair
        value of available-for-
        sale investments                -           -         183           -
       Unrealized change in
        fair value of cash
        flow hedges                (5,788)          -     (11,790)          -
     -------------------------------------------------------------------------
                                   (6,083)        388     (12,874)      1,009
     -------------------------------------------------------------------------
     Comprehensive income for
      the period                   29,285      19,931      61,881      57,221
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

     (unaudited)                  Three months ended       Six months ended
     (in thousands of            February    February    February    February
      Canadian dollars)          29, 2008    28, 2007    29, 2008    28, 2007
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of
      period                      875,052     872,113     882,244     870,563
     Issuance of shares under
      Stock Option Plan             3,070      15,974       9,838      18,345
     Shares repurchased            (3,441)       (500)    (17,401)     (1,321)
     Repayment of executive
      stock purchase loans            230         234         230         234
     -------------------------------------------------------------------------
     Balance, end of period       874,911     887,821     874,911     887,821
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of period  11,534       7,573      10,250       6,878
     Stock-based compensation       2,050       1,162       3,919       2,080
     Exercise of stock options        (69)       (285)       (654)       (508)
     -------------------------------------------------------------------------
     Balance, end of period        13,515       8,450      13,515       8,450
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of period 104,578      78,451      95,568      51,585
     Cumulative impact of
      accounting changes                -           -      (1,594)          -
     -------------------------------------------------------------------------
     Adjusted opening balance     104,578      78,451      93,974      51,585
     Net income for the period     35,368      19,543      74,755      56,212
     Dividends                    (12,488)     (9,151)    (22,891)    (18,192)
     Share repurchase excess       (4,206)       (514)    (22,586)     (1,276)
     -------------------------------------------------------------------------
     Balance, end of period       123,252      88,329     123,252      88,329
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other
      comprehensive loss
     Balance, beginning of
      period                      (11,953)    (10,907)    (12,169)    (11,528)
     Cumulative impact of
      accounting changes                -           -       7,007           -
     -------------------------------------------------------------------------
     Adjusted opening balance     (11,953)    (10,907)     (5,162)    (11,528)
     Other comprehensive income
      (loss), net of tax           (6,083)        388     (12,874)      1,009
     -------------------------------------------------------------------------
     Balance, end of period       (18,036)    (10,519)    (18,036)    (10,519)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

     (unaudited)                  Three months ended       Six months ended
     (in thousands of            February    February    February    February
      Canadian dollars)          29, 2008    28, 2007    29, 2008    28, 2007
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income for the period     35,368      19,543      74,755      56,212
     Add (deduct) non-cash items:
       Depreciation                 5,510       5,336      11,279      10,502
       Amortization of program
        and film rights            35,910      33,963      71,987      66,164
       Amortization of film
        investments                 7,695      11,100      12,611      18,968
       Other amortization               -         389           -         955
       Future income taxes         (9,984)      5,329      (5,063)      8,047
       Non-controlling interest     1,291       1,208       2,511       2,692
       Stock-based compensation       804       4,132       3,688       6,051
       Other                        1,736        (160)      4,274         570
     Net change in non-cash
      working capital balances
      related to operations         8,772      (6,664)    (24,911)    (31,640)
     Payment of program and
      film rights                 (35,385)    (40,958)    (77,682)    (78,904)
     Net additions to film
      investments                 (11,734)    (15,116)    (29,478)    (29,502)
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                   39,983      18,102      43,971      30,115
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property,
      plant and equipment          (2,908)     (4,061)     (7,127)     (9,553)
     Business combinations         (1,106)          -        (774)    (46,645)
     Net change in other
      investments and assets         (286)      1,341      (1,421)      1,395
     Decrease in public benefits
      associated with acquisitions    (49)     (1,345)     (1,945)     (2,603)
     -------------------------------------------------------------------------
     Cash used in investing
      activities                   (4,349)     (4,065)    (11,267)    (57,406)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase (decrease) in
      bank loans                      579     (24,696)     20,407      24,931
     Issuance of shares under
      Stock Option Plan             3,001      15,689       9,184      17,837
     Shares repurchased            (7,647)     (1,014)    (39,987)     (2,597)
     Dividends paid               (11,111)     (9,039)    (21,591)    (18,078)
     Dividend paid to
      non-controlling interest          -      (1,524)     (1,603)     (1,524)
     Other                             79          (9)        (79)       (177)
     -------------------------------------------------------------------------
     Cash provided by (used in)
      financing activities        (15,099)    (20,593)    (33,669)     20,392
     -------------------------------------------------------------------------
     Increase (decrease) in
      cash and cash equivalents
      during the period            20,535      (6,556)       (965)     (6,899)
     Cash and cash equivalents,
      beginning of period          11,847      43,293      33,347      43,636
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                32,382      36,737      32,382      36,737
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                         BUSINESS SEGMENT INFORMATION

     Three months ended February 29, 2008

                                Tele-                        Elimi-    Conso-
                      Radio    vision   Content Corporate   nations   lidated
     -------------------------------------------------------------------------
     Revenues        61,478   104,574    13,218         -      (532)  178,738
     Direct cost of
      sales, general
      and admini-
      strative
      expenses       51,192    60,994    12,773     4,793      (747)  129,005
     -------------------------------------------------------------------------
     Segment profit  10,286    43,580       445    (4,793)      215    49,733
     Depreciation     1,754     2,624        14     1,118         -     5,510
     Interest expense   270       812        49     8,942         -    10,073
     Other expense,
      net               (94)      213       284      (365)        -        38
     -------------------------------------------------------------------------
     Income before
      income taxes
      and non-
      controlling
      interest        8,356    39,931        98   (14,488)      215    34,112
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended February 28, 2007

                                Tele-                        Elimi-    Conso-
                      Radio    vision   Content Corporate   nations   lidated
     -------------------------------------------------------------------------
     Revenues        58,836   100,168    17,320         -    (1,595)  174,729
     Direct cost of
      sales, general
      and admini-
      strative
      expenses       48,888    59,364    15,191     5,642    (1,676)  127,409
     -------------------------------------------------------------------------
     Segment profit   9,948    40,804     2,129    (5,642)       81    47,320
     Depreciation     1,454     2,863        30       989         -     5,336
     Amortization         -        89         -       300         -       389
     Interest expense   242         -       176     8,617         -     9,035
     Other expense,
      net               316       (38)      465      (702)        -        41
     -------------------------------------------------------------------------
     Income before
      income taxes
      and non-
      controlling
      interest        7,936    37,890     1,458   (14,846)       81    32,519
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Six months ended February 29, 2008

                                Tele-                        Elimi-    Conso-
                      Radio    vision   Content Corporate   nations   lidated
     -------------------------------------------------------------------------
     Revenues       141,003   230,693    22,775         -      (908)  393,563
     Direct cost of
      sales, general
      and admini-
      strative
      expenses      105,246   124,244    21,859    10,439    (1,348)  260,440
     -------------------------------------------------------------------------
     Segment profit  35,757   106,449       916   (10,439)      440   133,123
     Depreciation     3,173     5,250        50     2,806         -    11,279
     Interest expense   517     1,686       692    18,167         -    21,062
     Other expense,
      net              (128)    3,672     1,037      (656)        -     3,925
     -------------------------------------------------------------------------
     Income before
      income taxes
      and non-
      controlling
      interest       32,195    95,841      (863)  (30,756)      440    96,857
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Six months ended February 28, 2007

                                Tele-                        Elimi-    Conso-
                      Radio    vision   Content Corporate   nations   lidated
     -------------------------------------------------------------------------
     Revenues       134,427   222,809    29,066         -    (2,375)  383,927
     Direct cost of
      sales, general
      and admini-
      strative
      expenses      100,830   121,523    25,930    11,040    (2,633)  256,690
     -------------------------------------------------------------------------
     Segment profit  33,597   101,286     3,136   (11,040)      258   127,237
     Depreciation     2,823     5,673        55     1,951         -    10,502
     Amortization         -       355         -       600         -       955
     Interest expense   472        39       266    17,130         -    17,907
     Other expense,
      net               751     5,378     1,687    (1,253)        -     6,563
     -------------------------------------------------------------------------
     Income before
      income taxes
      and non-
      controlling
      interest       29,551    89,841     1,128   (29,468)      258    91,310
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131EF          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  News - Media; Corus Entertainment Inc.

CNW 07:00e 10-APR-08